Filed Pursuant to Rule 424(b)(3)
Registration No. 333-199125

NORTHSTAR HEALTHCARE INCOME, INC.
SUPPLEMENT NO. 3 DATED APRIL 7, 2015
TO THE PROSPECTUS DATED FEBRUARY 6, 2015

This Supplement No. 3 supplements, and should be read in conjunction with, our prospectus dated February 6, 2015, as supplemented by Supplement No. 1 dated February 25, 2015 and Supplement No. 2 dated March 27, 2015. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 3 is to disclose:

•	the status of our current public offering; and

•	the entry into a purchase and sale agreement.

Status of Our Current Public Offering
Following the completion of our $1.1 billion initial public offering of common stock, we commenced our follow-on public offering of $700.0 million in shares of common stock on February 6, 2015, of which up to $500.0 million in shares are being offered pursuant to our primary offering and up to $200.0 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of April 6, 2015, we received and accepted subscriptions in our offering for 2.0 million shares, or $19.8 million. As of April 6, 2015, 67.7 million shares remain available for sale pursuant to our offering, including shares offered pursuant to our DRP. Our primary offering is expected to terminate on the earlier of the date that all of the shares offered in the offering are sold and February 6, 2017, unless extended by our board of directors as permitted under applicable law and regulations.

Entry into a Purchase and Sale Agreement
On April 1, 2015, we, together with NorthStar Realty Finance Corp., or NorthStar Realty, and together with us, the investors, each acting through a subsidiary, entered into a purchase and sale agreement, or the purchase agreement, with certain affiliates of Harvest Facility Holdings LP, or collectively, sellers, pursuant to which the investors agreed to acquire from sellers a real estate portfolio comprised of 32 private pay, independent living facilities, or the portfolio. The facilities comprising the portfolio contain approximately 3,983 units and are located in 12 different states. Pursuant to the purchase agreement, the investors will acquire the portfolio on or before June 30, 2015, for $875 million. The investors paid a $35 million deposit into escrow (of which 60% was funded by NorthStar Realty and 40% by us) and, if the investors elect to postpone the closing of the acquisition to a date later than May 15, 2015, will be required to pay an additional $17.5 million deposit into escrow. The deposits are generally nonrefundable unless sellers default or fail to satisfy certain conditions under the purchase agreement.
The investors intend to create joint venture entities, each of which will be owned (directly or indirectly) 60% by NorthStar Realty and 40% by us. The joint venture entities will acquire the portfolio, operate the portfolio (as lessees or managers) and engage certain affiliates of sellers as managers or sub-managers of the portfolio. The joint venture entities also intend to partially finance the acquisition of the portfolio with ten-year, fixed rate debt equal to approximately 70-75% of the portfolio's cost.
The consummation of the acquisition of the portfolio, and the investors’ investments therein, are subject to a number of closing conditions, including, but not limited to, (i) the accuracy of the representations and warranties made in the purchase agreement by the parties thereto (subject to customary materiality qualifiers) and (ii) the compliance by such parties with their respective covenants in the purchase agreement (subject to customary materiality qualifiers). There is no assurance that the acquisition of, and investments in, the portfolio will close on the anticipated terms, or at all.